September 13, 2024

Shona Wilson
Chief Financial Officer
enCore Energy Corp.
101 N. Shoreline Blvd., Suite 450
Corpus Christi, Texas 78401

       Re: enCore Energy Corp.
           Form 40-F for Fiscal Year Ended December 31, 2023
           Form 6-K filed August 14, 2024
           File No. 001-41489
Dear Shona Wilson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 40-F for Fiscal Year Ended December 31, 2023
Exhibit 99.1, page 1

1. Please tell us the estimated well field recovery factor for each of your mineral resources.
       To the extent the estimated well field recovery factor has not been included with your resource tables tell us if this is required disclosure under National Instrument 43-101.
Exhibit 99.2, page 17

2.     We note your production schedule on page 17 of your Management's
Discussion
       & Analysis that includes estimates of production for each project from 2023 to 2029. We are unable to reconcile the quantities in the chart with your mineral resource disclosure.
       Please provide us with additional detail regarding the production schedule including the
       annual estimated recovered uranium for each project and the respective resource classification for each of these quantities.
3. We note your disclosure of 47.4 million pounds of historical resources on page 18 of your
       Management's Discussion & Analysis. Our understanding of National Instrument 43-101
 September 13, 2024
Page 2

       is that historical resource disclosure should be accompanied with the information under
       Section 2.4 of National Instrument 43-101. Please advise.
Exhibit 99.3
Notes to the Consolidated Financial Statements
Note 2. Material accounting policy information
Mineral properties, page F-9

4. We note your accounting policy for exploration and evaluation assets includes the
       following statement:    All direct and indirect costs related to the
acquisition, exploration
       and development of exploration and evaluation assets are capitalized by property.
       However, the guidance in paragraph 10 of IFRS 6 indicates that expenditures related to the development of mineral resources shall not be recognized as exploration and evaluation assets. Please clarify for us how your accounting policy complies with IFRS 6.
Investments in uranium, page F-10

5. We note your accounting policy indicates that you measure uranium at fair value at each reporting period subsequent to initial recognition. However, we note that paragraph 9 of
       IAS 2 requires inventories to be measured at the lower of cost and net realizable value.
       Please provide us with an analysis to support your accounting policy or revise to comply with IAS 2. As part of your response, please clarify whether the accounting policy you disclose in the Notes to the Condensed Interim Consolidated Financial Statements for the
       six months ended June 30, 2024 and June 30, 2023 has been revised. In this regard, it
       states that    Inventories are uranium concentrates, and converted
products including
       chemicals and are measured at the lower of cost and net realizable value.
Note 10. Mining Properties, page F-25

6. We note you reclassified the Rosita Extension Mineral property to Mining properties during the fiscal year ended December 31, 2023. and reclassified part of your Alta Mesa
       Mineral property to Mining properties during the six months ended June 30, 2024. Please expand your accounting policy to clearly explain the events that triggered reclassification including how technical feasibility and commercial viability were met and disclose the criteria for classification as a Mining property versus a Mineral property. Furthermore, given your recognition of depletion expense during the six months ended June 30, 2024, please disclose your accounting policy for recognizing depletion expense.
Form 6-K filed August 14, 2024
Exhibit 99.2
Notes to Consolidated Financial Statements
Note 6. Asset acquisition and disposition
Alta mesa joint venture, page 13

7.     We note you entered into a uranium loan agreement with Boss Energy
Limited and
       recorded a deemed value of $20,108,000 as of June 30, 2024. Please clarify for us the
       meaning of    deemed value,    and what IFRS Standard you are applying
in accounting for
       this commodity loan.
 September 13, 2024
Page 3
Note 14. Segmented information, page 24

8. We note you have begun production at both your Rosita and Alta Mesa projects in Texas in 2024. Please tell us how you have considered these developments in determining your operating and reportable segments under IFRS 8.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer O'Brien at 202-551-3721 or Craig Arakawa at 202-551-3650 if
you have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 with questions about engineering comments.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Energy &
Transportation